Via Facsimile and U.S. Mail
Mail Stop 6010

June 5, 2007

Mr. Gary J. G. Atkinson
Chief Financial Officer
LPath, Inc.
6335 Ferris Square, Suite A
San Diego, CA 92121

Re: **LPath, Inc.**
               Form 10-KSB for the Fiscal Year Ended December 31, 2006
               Filed April 16, 2007
               File No. 000-50344

Dear Mr. Atkinson:

        We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 47

Note 6- Private Placements of Common Stock and Warrants, page 55

1.   Information included in "Description of Securities" on pages 26 and 27 of the Form SB-2 that you filed on March 30, 2006 appears to indicate that you have an obligation to maintain the effectiveness of that registration statement, which also requires timely Exchange Act reporting regarding warrants issued pursuant to your November 30, 2005 merger transaction and your January and March 2006 private placement transactions, including those warrants that you issued to placement agents. Please tell us, in disclosure-type format, the settlement alternative(s) in the event that you are not able to maintain an effective registration statement or are not able to deliver registered shares upon exercise of

the warrants. In this regard, please provide us with an analysis under paragraphs 14, 17, 18 and 25 of EITF No. 00-19 that supports your equity classification of the warrants rather than classification as a liability.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Senior Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding our comment on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant